SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                03 November, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  BT Acquires Cara Group announcement made on 03 November, 2005




DC05-715                                                      November 3rd, 2005


    BT IRELAND ACQUIRES THE CARA GROUP, A MARKET-LEADING IT SERVICES COMPANY

Dublin: Thursday 3rd November 2005: BT Ireland today announced the acquisition of the CARA Group, which will create one of the largest networked IT services companies in Ireland.

This will accelerate BT to the forefront of the sector, in line with its strategy to become the leading networked IT services company across the island of Ireland.

Danny McLaughlin, Chief Executive Officer, BT Ireland, said: "Bringing this excellent company into the family creates a truly unique market proposition across the island of Ireland, marrying BT's extensive network and product portfolio with the rich IT services capability of CARA. This acquisition fits very well with our strategy of being the leading supplier of networked IT services in Ireland."

The CARA Group has been providing innovative ICT solutions to Irish businesses and public sector customers for over 30 years. Head-quartered in Dublin, the company employs 134 people in Dublin, Cork and Belfast. CARA had revenues for the year ended 2004 of EUR38 million and the company had gross assets as at 31 December 2004 of EUR10 million.

David Little, Managing Director of CARA, said: "This is a great opportunity for CARA, and I look forward to delivering with BT the value-add that this deal will bring to our respective customers. It is increasingly challenging for an indigenous company to compete in what is rapidly becoming a global marketplace. This acquisition gives us access to the expertise, resources and solutions of a great company which combined with our flexible and innovative approach will deliver significant benefits to the market."


Ends


For media enquiries, please contact:

Una McGirr, Director of Corporate Affairs, BT Ireland 086 6070858 or Catherine Logan, Fleishman-Hillard PR on 086 8114785


NOTES TO EDITORS

About BT Ireland:

BT Ireland is a wholly owned subsidiary of BT Group plc, and a fully integrated division of BT Global Services. With over 900 employees, the company is headquartered in Dublin with offices in Cork, Limerick, Galway and Waterford.

BT Ireland helps organisations large and small, corporate and public, Irish and global to thrive through the provision of networked IT services.

BT Ireland also operates in the residential and internet portal markets, offering a full suite of innovative services to consumers, from home phone and internet access, to WiFi and high-speed broadband.

For more information please visit www.btireland.ie


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

* BT Retail, providing a comprehensive range of communications and related services to more than 20 million UK consumers and businesses.

* BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

* BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

From January 2006, there will be a fourth business called openreach. This business will be responsible for the nationwide local BT network which covers the "first mile" of wires that connects homes and businesses across the UK to their service providers. openreach will provide communications providers with services and products associated with that network.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before taxation of GBP2,354 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt


About The CARA Group

The CARA Group is a leading Information and Communications Technology (ICT) infrastructure solutions, services and products provider. Cara employs 134 people throughout Ireland and Northern Ireland.

Cara's capabilities embrace all areas of an organisation's technology requirements; including the design, implementation, management and support of - secure Local, Wide Area and Wireless Networking; secure Remote Access and Internet solutions; IP Telephony solutions, Security solutions; Enterprise Systems; Information Lifecycle Management solutions including SAN, NAS, virtual infrastructure and Data Management; Professional and Software Services including Microsoft, Novell and Citrix solutions; Rollout; and Managed Customer and Support Services both on site and remote

For more information please visit www.cara.ie




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 03 November, 2005